Exhibit 99.8

FORM 51–102F3

MATERIAL CHANGE REPORT

Item 1                         Name and Address of Company

Keegan Resources Inc.
Suite 600, 1199 West Hastings Street
Vancouver, British Columbia
V6C 3T5

Item 2                         Date of Material Change

December 9, 2009

Item 3                         News Release

A news release was issued by Keegan Resources Inc. (“Keegan”) on December 9, 2009 and distributed through Marketwire.

Item 4                         Summary of Material Change

Keegan announced the closing of the previously announced bought deal share offering of 6,100,000 common shares at an issue price of $5.90 per share.

Item 5                         Full Description of Material Change

5.1       Full Description of Material Change

Keegan announced the closing of the previously announced bought deal share offering of 6,100,000 common shares at an issue price of $5.90 per share, led by Dundee Securities Corporation with a syndicate of underwriters, including Clarus Securities Inc. and Canaccord Financial Ltd. (the “Underwriters”).  The Underwriters have exercised the over-allotment option of an additional 915,000 common shares, bringing the total aggregate gross proceeds raised under the offering to $41,388,500.

5.2                               Disclosure for Restructuring Transactions

Not applicable.

Item 6                         Reliance on subsection 7.1(2) of National Instrument 51–102

Not applicable.

Item 7                        Omitted Information

Not applicable.

Item 8                      Executive Officer

Daniel T. McCoy
President, Chief Executive Officer and Director
Keegan Resources Inc.
Suite 600, 1199 West Hastings Street
Vancouver, British Columbia
V6C 3T5
Telephone:  604-683-8193

Item 9                      Date of Report

December 9, 2009